Exhibit 21.1
List of the Registrant’s Subsidiaries

Name	Jurisdiction of Incorporation
Odyssey America Reinsurance Corporation	Connecticut
Clearwater Insurance Company	Delaware
Hudson Insurance Company	Delaware
Hudson Specialty Insurance Company	New York
Clearwater Select Insurance Company	Delaware
Napa River Insurance Services, Inc.	California
O.R.E Holdings Limited	Mauritius
Newline Holdings U.K. Limited	United Kingdom
Newline Underwriting Management Limited	United Kingdom
Newline Insurance Company Limited	United Kingdom
Newline Corporate Name Limited	United Kingdom
Newline Underwriting Limited	United Kingdom
Newline Asia Services Pte. Ltd.	United Kingdom
Connect Liability Solutions Pty Ltd.	Australia
Odyssey Holdings Latin America, Inc.	Delaware
Odyssey Latin America Inc.	Delaware